December 21, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (651) 227-7705

Mr. Patrick W. Keene, Chief Financial Officer
AEI Fund Management XXI, Inc.
30 East 7th Street, Suite 1300
St. Paul, MN   55101

RE: AEI Income & Growth Fund XXII Limited Partnership
        File No. 000-24003
        Form 10-KSB/A for the year ended December 31, 2006
        Forms 10-QSB/A for the quarters ended March 31, 2007 and June 30, 2007
        Your letter dated November 5, 2007

Dear Mr. Keene:

       We have reviewed the above referenced documents and have the following comment.

       Where indicated, we think you should revise your filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your explanation, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A and Forms 10-QSB/A

1.   Please amend the filings referred to above to include the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002. Refer to Release No. 33-8124.

       As appropriate, please amend the referenced filings within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comment. Detailed response letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendments and response to our comment.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3498 if you have any questions,

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant